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                             February 17, 2021

       Mitchell Gaynor
       Chief Administration and Legal Officer
       Marvell Technology, Inc.
       1000 N. West Street, Suite 1200
       Wilmington, Delaware 19801

                                                        Re: Marvell Technology,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 3,
2021
                                                            File No. 333-251606

       Dear Mr. Gaynor:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-4

       General

   1.                                                   Please revise to update
the Item 403 disclosure to a more recent date.
 Mitchell Gaynor
Marvell Technology, Inc.
February 17, 2021
Page 2

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Jean Yu, Staff
Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Special Counsel, at 202-
551-3754 or Anne Parker at 202-551-3611 with any other questions.



FirstName LastNameMitchell Gaynor                        Sincerely,
Comapany NameMarvell Technology, Inc.
                                                         Division of
Corporation Finance
February 17, 2021 Page 2                                 Office of
Manufacturing
FirstName LastName